Exhibit 99.1
For Immediate Release
Qiao Xing Mobile’s CECT Subsidiary Releases New C3100 LED Flashlight Mobile Handset
Beijing, China (January 18, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced the launch of its new C3100 handset model that targets the low-end and rural markets with a bright LED flashlight and long standby time. The retail price of RMB499 is expected to make the handset attainable to a wide variety of consumers.
The C3100 has the following features:
•	LED Flashlight — The C3100 offers a bright flashlight powered by six light-emitting diodes (LED)
•	Long standby time — The handset can run for over 25 days in standby mode without a recharge
•	Large letter display — The handset can display larger letters that can be helpful for senior citizens
•	500 name phone book —The C3100 offers enough memory to store 500 names in the phone book
According to Mr. Wu Zhi Yang, Chairman of QXM, “We launched the C3100 through TV infomercials at the beginning of January of this year and we are pleased with the initial sales. This is our first foray into the low-end market and we believe we have developed a highly differentiated product that will not only appeal to a number of mass-market consumers, especially in rural areas that have inconsistent access to power, but it will also provide us with the same high margins that we have been able to maintain in almost all of our current handset categories. We are expecting this latest handset to be a high volume seller for us in 2008.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 18, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com